September 24, 2025

Botao Ma
Chief Executive Officer
Zhibao Technology Inc.
Floor 3, Building 6, Wuxing Road, Lane 727
Pudong New Area, Shanghai 201204

       Re: Zhibao Technology Inc.
           Registration Statement on Form F-1
           Filed September 9, 2025
           File No. 333-290132
Dear Botao Ma:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-1 filed September 9, 2025
General

1. We note your disclosure on the cover page and elsewhere that, as advised by your
       PRC legal counsel, you are required to submit a filing to the CSRC within three business days after the closing of this offering, and that you plan to do so. We also note your disclosure at page 16 under "Hudson Equity Purchase Agreement" that
       Hudson has agreed to purchase shares over a two-year period, and the company may deliver "Put Notices" to Hudson, directing Hudson to purchase shares. Please clarify the timing of when you need to submit a filing to the CSRC (i.e., within three business days of what action related to the filing and offering), and what constitutes "the closing" for this offering, as it appears the purchases may be taking place via puts over a two-year period.
 September 24, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Susan Block at 202-551-3210 or Christian Windsor at 202-551-3419
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance